EXHIBIT 99.5

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the annual report of Central Fund of Canada Limited (the "Company") on Form 40-F for the period ended October 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J.C. Stefan Spicer, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

  1.
  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 12, 2006	/s/ J.C. STEFAN SPICER J.C. Stefan Spicer President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the annual report of Central Fund of Canada Limited (the "Company") on Form 40-F for the period ended October 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Catherine A. Spackman, Treasurer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

  1.
  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 12, 2006	/s/ CATHERINE A. SPACKMAN Catherine A. Spackman Treasurer